Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
July 26, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Ms. Alison White, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. White:
The Global X Funds (the “Registrant” or the “Trust”) filed Post-Effective Amendment No. 780 (the “Amendment”) to its Registrant’s registration statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on behalf its series, the Global X Infrastructure Development ex-U.S. ETF (the “Fund”), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) on March 6, 2024. The Registrant responded to comments from the staff of the SEC (the “Staff”) on July 15, 2024 (the "Prior Letter"). This letter responds to the Staff’s supplemental comments with respect to the Amendment that you provided on July 17, 2024 to the undersigned.
Below we have summarized your comment, in italics, and presented the Registrant’s response. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 26, 2024

PROSPECTUS
1. Comment: The Staff reiterates Comment 5 in the Prior Letter and cites SEC Rel. No. IC-9011 (Oct. 30, 1975) in relevant part in support of its position:

With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES,” the disclosure notes that the Fund concentrates its investments to the same extent as its Underlying Index. Given that the Index Provider is an affiliate of the Adviser, please remove this statement throughout the disclosures as the Staff does not believe the facts fall within the First Australia Fund No-Action letter dated July 29, 1999.

Response: The Registrant respectfully reiterates its disagreement with the Staff’s comment and believes that the Staff’s position places too great an emphasis on the facts and circumstances detailed in the First Australia Fund no-action letter (pub. avail. Jul. 29, 1999) (the “Letter”), deviates from prior Staff interpretations of the relevant statutory provisions of the 1940 Act, appears inconsistent with statements by the Commission to the effect that self-indexed ETFs should not be treated differently from other indexed ETFs, and upends 18 years of consistent industry practice by both self-indexing ETFs and the Staff.

As a preliminary matter, the Registrant respectfully submits that the Staff’s citation to the Letter is misplaced.  The Staff cites the Letter to support a view that a passively managed index fund must track an unaffiliated underlying index in order to have a concentration policy that reserves freedom of action to concentrate (or not concentrate) to the same extent as its underlying index. The Registrant believes this reading of the Letter is incorrect.

The Letter is an interpretation of the statutory language contained in Section 8(b)(1) as applied to an actively managed closed-end fund reserving freedom of action to concentrate (or not concentrate) by investing up to 35% of its total assets in an industry that represented over 20% of its benchmark index. As a preliminary matter, a registrant’s failure to meet the representations of a no-action letter tailored to a narrow fact scenario does not otherwise preclude a registrant’s satisfaction of its statutory obligations where the facts at hand differ from that of the Letter. Said differently, the Letter is one approach out of many approaches that potentially satisfy the requirements of Section 8(b)(1) of the 1940 Act unless the registrant has a substantially identical fact pattern as in the Letter;1 the Fund’s facts are quite different from those in the Letter. Further the Staff has noted in a different context that when an entity can make a particular representation contained in a no-action letter, doing so may allow the Staff “to conclude with a degree of certainty” that the proposed course of conduct is consistent with a provision of the 1940 Act at issue.2 But when a condition “is not a statutory requirement, however, failure to comply with it would not automatically” cause a fund to be “in violation of the [1940] Act.”3
1     See the Letter (“Our position is based on the facts and circumstances set forth in your letter. Any different facts and circumstances may require different conclusions.”).
2     See Cornish & Carey, SEC No-Action Letter (pub. avail. Jun. 21, 1996) (noting that a condition contained in Section 3(c)(1) look-through letters is not required to be met in order to comply with the provisions of the 1940 Act.)
3     Id.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 26, 2024

As such, even if the Fund’s concentration policy does not fit within the Letter, it may (and does) nonetheless fit within the statutory parameters of Section 8(b)(1).

Section 8(b)(1) of 1940 Act requires registered investment companies to file a registration statement that contains (as pertinent here):

A recital of the policy of the registrant in respect of each of the following types of activities, such recital consisting in each case of a statement whether the registrant reserves freedom of action to engage in activities of such type, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to engage therein: … (E) concentrating investments in a particular industry or group of industries; (emphasis added).

Since 1941, the Staff has interpreted Section 8(b)(1) as requiring:

that the registrant need only briefly indicate, "insofar as is practicable, the extent to which the registrant intends" to [concentrate investments]. To the extent that specification is practicable, however, it is the duty of the [registered investment] company to furnish statements of policy or intention which are specific, precise and informative.4

Although this interpretation was issued in 1941, the most recent public pronouncements of the Staff of the Division of Investment Management fully endorse this interpretation.5

The Registrant submits that the Fund’s concentration policy, to the extent that it reserves freedom of action to concentrate, does so in a manner that is “specific, precise and informative.” The concentration policy notes that the Fund will not be concentrated with one exception: when the underlying index that the Fund tracks concentrates, so too will the Fund. This statement is specific, precise, and informative. In fact, the Staff appears to tacitly acknowledge this fact because its comment does not question the wording of the policy itself; it only questions whether the policy is appropriate for a self-indexed ETF. Further, as the Staff represented on its call with the undersigned on July 17, the Staff is willing to accept an identically worded concentration limit as long as the index being tracked is unaffiliated. Respectfully, the affiliation status of the underlying index does not cause the wording to cease being specific, precise and informative. Lastly, unlike the fact scenario contained in the Letter, the Fund does not seek to provide the Adviser additional discretion or flexibility in how the Fund shall be concentrated relative to the underlying index.

The Registrant acknowledges the Staff’s citation to SEC Rel. No. IC-9011 (Oct. 30, 1975) which states:

4     Investment Company Act Rel. No. 167 (July 23, 1941) (emphasis added).
5     See BlackRock Multi-Sector Income Trust, SEC No-Action Letter (pub. avail. July 8, 2013); Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. July 8, 2013).

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 26, 2024

The freedom of action to concentrate pursuant to management’s investment decision has been considered by the staff to be prohibited by the Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.

The Registrant believes that this statement supports its position, as the Fund’s concentration policy “clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.” If the underlying index is concentrated, the Fund is concentrated; if the underlying index is not concentrated, the Fund is not concentrated. The Registrant believes this concentration policy does “clearly indicate[ ] when and under what conditions any changes between concentration and non-concentration would be made.”

The Registrant believes that the Staff’s implicit concern is less about the requirements of Section 8(b)(1)—which relates only to the flexibility provided by the language of the concentration policy itself—and more about the requirements of Section 13(a)(3) of the 1940 Act, i.e., a concern that an investment adviser to a self-indexed fund may be tempted to manipulate the extent to which the underlying index is concentrated in order to indirectly change the extent to which the Fund is concentrated without obtaining the requisite shareholder approval for a change in the Fund’s concentration policy. While this may be the Staff’s concern, the Commission does not share it.
In the adopting release to Rule 6c-11 under the 1940 Act, the Commission acknowledged historic concerns “regarding the ability of an affiliated index provider to manipulate an underlying index to the benefit or detriment of a self-indexed ETF.”6  The Commission noted that notwithstanding these concerns, it “agree[d] with the commenters who stated that the existing federal securities laws adequately address any special concerns that self-indexed ETFs present, including the potential ability of an affiliated index provider to manipulate an underlying index to the benefit or detriment of a self-indexed ETF.”  It noted “that portfolio transparency combined with existing requirements should be sufficient to protect against the abuses addressed in exemptive applications of ETF sponsors that either use affiliated index providers or create their own indexes.”  To the extent a risk exists of an “end run” around the requirements of Section 13(a)(3)—an assertion the Registrant would strongly contest7—the Registrant believes the firewalls between the Adviser and the underlying index provider (which are required by ETF exchange listing standards) and the Registrant’s vigorous compliance policies (which are required by Rule 38a-1under the 1940 Act and Rule 206(4)-7 under the Investment Advisers Act of 1940, as amended) are—as the Commission noted—“sufficient to protect against the [potential] abuses addressed in exemptive applications of ETF sponsors that either use affiliated index providers or create their own indexes.”  As such, the Adviser does not have the ability to change the Underlying Index’s methodology.
6     Exchange-Traded Funds, SEC Rel. No. IC-33646, n.62 (Sept. 26, 2019).
7     The idea that an investment adviser to a passively managed ETF would be inclined to change an index in order to cause a fund to become concentrated or unconcentrated is a curious one. An investment adviser of an actively managed fund—like the adviser in the Letter—might have an incentive to change from concentrated to unconcentrated and back again in order to attempt to beat the underlying index. In contrast, an adviser to a passively managed index fund only seeks to match the underlying index, whatever that underlying index might be, and regardless of whether or not it might be concentrated at any given point. There is no need for the adviser to manipulate the underlying index to facilitate the fund beating the underlying index, because beating the underlying index is not the objective of a passively managed index fund.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
July 26, 2024

Finally, the Registrant respectfully submits that the Staff’s comment is inconsistent with, and deviates from, established industry practice going back to 2006, when the very first index-based ETFs utilizing an affiliated index provider were launched. During the review of these very first self-indexed ETFs, the Division of Investment Management’s disclosure staff specifically questioned those funds’ concentration policies,8 which contained the following language: “To the extent that a Fund's underlying Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, a Fund may concentrate its investments to approximately the same extent as its Index.” 9 After presumably evaluating the issue, the Staff accelerated and declared that registration statement effective with this policy in place, unchanged.10 In the intervening 18 years, self-indexed ETFs have adopted similar concentration policies. The Registrant is aware of at least one, more recent instance in which a similar comment was raised by the Staff, declined by the registrant, and the registration statement was nonetheless declared effective with a concentration policy similar to the Fund’s policy.11

In light of this long history of usage and acceptance, the Registrant submits that to the extent the comment represents a change in the Staff’s position, that change is more appropriately handled in public guidance applicable to all funds, and ideally would be subject to public notice and comment, rather being implemented on an ad hoc basis in the registration statement review process.

For all of the foregoing reasons, the Registrant respectfully submits that its Fund’s concentration policy, as presently drafted, is compliant with Section 8(b)(1) and respectfully declines the Staff’s comment.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Jasmin M. Ali
                        Jasmin M. Ali, Esq.

8     See Correspondence with the SEC staff regarding WisdomTree Trust ("Trust") (SEC File No. 333-132380) dated May 25, 2006. https://www.sec.gov/Archives/edgar/data/1350487/000113322806000337/filename1.txt
9     See Pre-effective amendment No. 2 on Form N-1A filed by WisdomTree Trust on June 6, 2006. https://www.sec.gov/Archives/edgar/data/1350487/000113322806000356/form_n-1a.txt
10     See Notice of Effectiveness dated June 12, 2006 related to WisdomTree Trust. https://www.sec.gov/Archives/edgar/data/1350487/999999999506000275/xslEFFECTX01/primary_doc.xml
11     Pre-Effective Amendment No. 1 on Form N-1A filed by ASYMmetric ETF Trust on Feb. 12, 2021 (https://www.sec.gov/Archives/edgar/data/1833032/000138713121002287/asym-n1aa_021221.htm), and Correspondence with the SEC staff regarding ASYMmetric ETF Trust (SEC File No. 333-250955) (https://www.sec.gov/Archives/edgar/data/1833032/000138713121002295/filename1.htm)